Final Term Sheet
Filed pursuant to Rule 433
Dated March 20, 2009

Relating to
Preliminary Prospectus Supplement dated March 18, 2009 to
Registration Statement No. 333-152729

THE EMPIRE DISTRICT ELECTRIC COMPANY

$75,000,000 First Mortgage Bonds, 7.00% Series due 2024

Issuer:	The Empire District Electric Company

Principal Amount:	$75,000,000

CUSIP:	291641 BC1

Title of Securities:	First Mortgage Bonds, 7.00% Series due 2024

Trade Date:	March 20, 2009

Original Issue Date (Settlement Date):	March 27, 2009 (T+5)[1]

Maturity Date:	April 1, 2024

Benchmark Treasury:	2.75% due February 15, 2019

Benchmark Treasury Yield:	2.62%

Spread to Benchmark Treasury:	+438 basis points

Yield to Maturity:	7.00%

Interest Rate:	7.00% per annum

Underwriter Purchase Price:	97.25% of the Principal Amount thereof plus accrued interest, if any, from March 27, 2009

Public Offering Price:	Varying prices to be determined by each underwriter at the time of each sale plus accrued interest, if any, from March 27, 2009

Interest Payment Dates:	Monthly in arrears on the first day of each month, commencing May 1, 2009

Optional Redemption:	Redeemable at option of Company on or after April 1, 2012 at par

Mandatory Redemption:	Redeemable at option of the representative of any deceased beneficial owner at par

Sole Book-Running Manager:	Banc of America Securities LLC

Co-Managers:	Edward D. Jones & Co., L.P. and Incapital LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Edward D. Jones & Co., L.P. at 1-800-348-0153 or Incapital LLC at 1-800-289-6689.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

1 We expect to deliver the bonds against payment therefor in New York, New York on March 27, 2009, which will be the fifth scheduled business day following the date of this term sheet and of the pricing of the bonds.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade bonds more than three business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.